SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of June 3, 2005

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

Annual Results
SIGNATURES

Royal Dutch Airlines	Annual Results

05/031

Combination of traffic growth and cost control results in growth of net profit

KLM REALIZED A NET PROFIT OF
EUR 91 MILLION FOR FISCAL 2004/2005

AMSTELVEEN, June 3, 2005 – KLM Royal Dutch Airlines today released its figures for fiscal 2004/05. KLM realized a net profit of EUR 91 million for the 12 months ended March 31, 2005. This compares to a net profit of EUR 24 million for the previous year. KLM continued to implement structural cost measures while at the same time traffic increased across the network. The high fuel prices were partly offset by a weak dollar and the positive effects of our fuel hedging policy. Furthermore, the partnership with Air France contributed positively to both traffic results and margins.

“KLM looks back on a successful year. We have taken great strides in terms of achieving profitable growth. We have also expanded capacity and increased revenues despite the negative impact of rising fuel prices” said Leo van Wijk, President & CEO of KLM nv.

	Twelve months ended
	March 31
(in millions of Euro)	2005	2004
Operating revenues	6,441	5,877
Operating expenses	6,181	5,757

Operating income	260	120

Financial income and expense	(135)	(101)
Results on sale of assets	1	(1)
Results of holdings	19	—
Results on sale of holdings	1	13

Pretax income	146	31
Taxes	(54)	(7)

After tax income	92	24
Share of third parties	(1)	—

Net income	91	24

1

Operating revenues were EUR 564 higher than in 2003/2004, mainly as a result of higher passenger traffic revenues, which were driven by an increase in traffic of 11%, measured in revenue passenger kilometers. Especially passenger traffic on routes to destinations in Asia showed a strong recovery in 2004/2005 compared to the previous year. Overall, passenger yields of KLM remained flat compared to previous year. The increase in cargo traffic by 8% attributed to an improvement of operating revenues of the cargo business.

Operating expenses increased by EUR 424 million, or 7% compared to previous year. Excluding fuel costs, operating expenses increased by only 4% despite a significant increase of capacity, measured in available ton kilometers, of 9%. Unit costs excluding the effects of changing fuel prices and changes in exchange rates showed a decline of 4% compared to previous year. This demonstrates the progress KLM made with the cost saving program entered into as of April 2003. Fuel costs increased by 27 percent compared to previous year.

Financial income and expense increased mainly as a result of unrealized revaluation differences on derivatives.

Results of holdings showed a strong recovery compared to previous year by EUR 19 million. The improvement was especially due to a better performance of Martinair Holland N.V. (50% interest) and Kenya Airways Ltd. (26% interest), which took benefit of favorable market conditions in the East African market.

Results on sale of holdings for the 12 months ended March 31, 2005, were EUR 1 million. Last year’s figures were positive amongst others due to the sale of KLM’s stake of 9 percent in TUI Nederland N.V. in September 2003.

Following the successful completion on May 4, 2004 of the merger of KLM and Air France, KLM’s results, after having been adjusted to comply with generally accepted accounting principles in France (French GAAP), were fully consolidated by Air France — KLM for the eleven months ending March 31, 2005. The results presented today (applying Dutch accounting policies and covering a period of twelve months) are therefore different than the KLM figures included in the results of Air France — KLM (applying French accounting policies and covering a period of eleven months).

	Twelve months ended	Twelve months ended
Traffic figures	March 31, 2005	March 31, 2004
Passenger*
Traffic (in millions of RPK)	64,125	57,784
Capacity (in millions of ASK)	78,274	72,099
Passenger load factor (%)	81.9	80.1

Cargo
Traffic (in millions of RTFK)	4,744	4,392
Capacity (in millions of ATFK)	6,256	5,719
Cargo load factor (%)	75.8	76.8

*	KLM, KLM Cityhopper and KLM Cityhopper uk

2

The KLM Group transported more than 20 million passengers and more than 600,000 tons of cargo. Technical maintenance was also carried out on aircraft, engines and components for more than 20 airlines.

KLM in review: 2004-05
Today KLM has published a report on the year 2004/2005, named KLM in review: 2004-05. This report pays attention to the eventful and historic year during which KLM succeeded in significantly strengthening its competitive position. The year stands out because it marks completion of the merger with Air France on May 4, 2004 and joining the SkyTeam alliance on September 13, 2004. “These historic steps make KLM a strong global player with an even stronger market position,” says Mr. Van Wijk.

Amstelveen, June 3, 2005	The Board of Managing Directors

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: June 3, 2005	By	/s/ F.N.P. Gagey
Name: F.N.P. Gagey
Title: Managing Director & CFO

	By	/s/ C. van Woudenberg
Name: C. van Woudenberg
Title: Managing Director & CHO